SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements for the period ended on September 30, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month period ended

September 30, 2004

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2004	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks	105,914	93,096
Investments (Note 8)	56,028	70,804
Mortgages and leases receivables, net (Note 5)	47,627	34,431
Other receivables (Note 6)	46,309	52,748
Inventories, net (Note 7)	22,572	10,572

Total Current Assets	278,450	261,651

NON-CURRENT ASSETS
Mortgages receivables and leases, net (Note 5)	2,870	2,836
Other receivables (Note 6)	126,301	125,794
Inventories, net (Note 7)	36,495	19,962
Investments, net (Note 8)	524,701	524,434
Fixed assets, net (Note 9)	1,261,575	1,265,666
Intangible assets, net	3,038	2,427

Subtotal Non-Current Assets	1,954,980	1,941,119
Goodwill, net	(16,655)	174

Total Non-Current Assets	1,938,325	1,941,293

Total Assets	2,216,775	2,202,944

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	42,636	43,008
Mortgages payable	2,236	2,218
Customer advances (Note 10)	29,106	25,454
Short term-debt (Note 11)	125,089	135,127
Salaries and social security payable	6,207	7,981
Taxes payable	12,200	11,641
Other liabilities (Note 12)	30,818	30,593

Total Current Liabilities	248,292	256,022

NON-CURRENT LIABILITIES
Trade accounts payable	2,660	2,865
Customer advances (Note 10)	31,043	28,802
Long term-debt (Note 11)	468,198	468,807
Taxes payable	9,904	6,207
Other liabilities (Note 12)	9,863	10,150

Total Non-Current Liabilities	521,668	516,831

Total Liabilities	769,960	772,853

Minority interest	451,592	470,237
SHAREHOLDERS´ EQUITY	995,223	959,854

Total Liabilities and Shareholders´ Equity	2,216,775	2,202,944

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2004	September 30, 2003
Sales, leases and services	70,872	56,339
Cost of sales, leases and services	(33,440)	(31,228)

Gross profit	37,432	25,111
Selling expenses	(6,895)	(4,595)
Administrative expenses	(12,006)	(9,707)

Subtotal	(18,901)	(14,302)
Net gain (loss) in credit card trust	609	(336)

Operating income (Note 4)	19,140	10,473
Amortization of goodwill	(644)	(1,321)
Financial results generated by assets:
Interest income	1,179	1,319
Interest on discount by assets	23	(22)
Gain on financial operations	3,181	9,967
Exchange gains generated by assets	1,594	4,937

Subtotal	5,977	16,201
Financial results generated by liabilities:
Interest on discount by liabilities	(131)	32
Exchange losses generated by liabilities	(4,120)	(18,900)
Financial expenses	(13,986)	(16,640)

Subtotal	(18,237)	(35,508)

Financial results, net	(12,260)	(19,307)
Equity gain (loss) from related parties	22,539	(223)
Other income (expenses), net (Note 13)	(691)	1,328

Income (loss) before tax and minority interest	28,084	(9,050)
Income tax and asset tax	(8,877)	(7,260)
Minority interest	(2,017)	1,144

Income (loss) for the period	17,190	(15,166)

Earning per share
Basic (Note 23)	0.069	(0.071)
Diluted (Note 23)	0.042	0.004

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2004	September 30, 2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	122,913	193,057
Cash and cash equivalents as of end of period	124,476	187,729

Net increase (decrease) in cash and cash equivalents	1,563	(5,328)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	17,190	(15,166)
Plus income tax and asset tax accrued for the period	8,877	7,260
Adjustments to reconcile net income (loss) to cash flows from operating activities:
• Equity in earnings of affiliated companies	(22,539)	223
• Minority interest in related companies	2,017	(1,144)
• Allowances and provisions	662	(1,517)
• Amortization and depreciation	17,452	17,332
• Financial results	3,595	15,744
Changes in operating assets and liabilities:
• Decrease in current investments	1,889	1,152
• (Increase) Decrease in mortgages and leases receivables	(7,703)	5,629
• Decrease (Increase) in other receivables	1,451	(5,495)
• (Increase) Decrease in inventory	(1,551)	4,002
• (Increase) Decrease in intangible assets	(850)	133
• Increase in taxes payable, salaries and social security payable and customer advances	3,112	1,303
• Decrease in accounts payable	(577)	(291)
• Increase in accrued interest	7,819	6,842
• Decrease in other liabilities	(250)	(4,338)

Net cash provided by operating activities	30,594	31,669

CASH FLOWS FROM INVESTING ACTIVITIES:
• Contributions for the setting up of companies	(125)	—
• Advance payment for the purchase of shares	(5,196)	—
• Acquisition of minority interest	(6,070)	—
• Purchase of shares of Banco Hipotecario	—	(2,214)
• Payment for acquisition of undeveloped parcels of land	(102)	(233)
• Purchase and improvements of fixed assets	(13,757)	(1,352)

Net cash used in investing activities	(25,250)	(3,799)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(21,960)	(31,580)
• Decrease in minority shareholders	—	(1,618)
• Issuance of common stock	18,179	—

Net cash used in financing activities	(3,781)	(33,198)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,563	(5,328)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2004	September 30, 2003
Supplemental cash flow information
Cash paid during the period for:
• Interest	9,717	9,961
• Income tax	219	148

Non-cash activities:

• Increase in inventory through a decrease in fixed assets	1,028	2,606
• Increase in inventory through a decrease in undeveloped parcels of lands	25,979	—
• Retained interest in credit cad receivables	3,756	—
• Liquidation of interest in credit card receivables	1,222	—
• Issues of certificates	—	3,504
• Liquidation of certificates	—	1,322
• Decrease in short-term and long-term debt through an increase in other liabilities	—	1,326
• Conversion of negotiable obligations into ordinary shares	—	300
• Increase in minority interest from the conversation of negotiable obligations of subsidiaries	1,454	—

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its Balance Sheets at September 30, 2004 and June 30, 2004 and the statements of income and cash flows for the three-month periods ended September 30, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

The financial statements for the three-month periods ended September 30, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The result for the period ended September 30, 2004 does not necessarily reflect proportionality the Company’s results for the complete fiscal year.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	Sept. 30, 2004	June 30, 2004	Sept. 30, 2004	June 30, 2004
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Llao LLao Resorts S.A. (1)	50,00	50,00	50,00	50,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	56,80	53,81	56,80	53,81

(*)	The above holdings do not contemplate the effects on the proportional equity value from the conversion of irrevocable contributions into shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 1: (Continued)

(1)	In accordance with Technical Pronouncement No. 21 adopted by the Company during the year ended on June 30, 2004, the Company started to consolidate this subsidiary on a line-by-line basis, taking into account other indicators that must be analyzed to determine whether control exists. The financial statements presented in comparative form were restated accordingly.

b.	Acquisition and consolidation of related companies

On September 29, 2004, the Company entered into a purchase-sale agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.e.I.. As a result of this acquisition, Alto Palermo S.A. (APSA) will hold 68.8% of the capital stock of that company, the main activity of which is the operation of the Mendoza Plaza Shopping mall in the city of Mendoza.

Until the date of the above transaction, the Company held a 18.90% participation in the capital stock of Perez Cuesta S.A.C. e I.

The operation was communicated to the National Commission for the Defense of Competition to comply with applicable regulations and, therefore, the transaction and operation taken as a whole is subject to the approval by the commission.

At September 30, 2004 Alto Palermo S.A. (APSA) made a guarantee deposit on account of payment of the purchase price and for contract performance for Ps. 5,196, which has been recorded as an advance payment for the purchase of shares within long-term investments.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 2: (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

Comparative information

Certain amounts in the financials statements at June 30, 2004 and at September 30, 2003 were reclassified for disclosure on a comparative basis with those for the period ended September 30, 2004.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Shares of Banco Hipotecario S.A.

Since June 30, 2004, as a consequence of the situation described in Note 16, the Company and Ritelco S.A. value the shares of Banco Hipotecario S.A. by the equity method of accounting.

b.	Revenue recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 1, the consolidated statements of results were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

b.	(Continued)

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

b.	(Continued)

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation as mentioned in Note 2, less accumulated amortization.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall, beginning as from the date of inauguration.

•	Property development expenses

Expenses incurred in relation to the selling of development properties, including advertising, commissions and other expenses, are charged to the results for the period in which the corresponding income is accrued, based on the percentage of completion method.

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

d.	(Continued)

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A. and Fibesa S.A., which is amortized through the straight-line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

NOTA 4: SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sale of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2004:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Sales, leases and services	1,410	4,317	45,347	19,798	—	70,872
Cost of sales, leases and services	(1,507)	(1,908)	(18,913)	(11,112)	—	(33,440)
Gross profit	(97)	2,409	26,434	8,686	—	37,432
Selling expenses	(216)	(201)	(4,347)	(2,131)	—	(6,895)
Administrative expenses	(1,559)	(1,124)	(5,097)	(4,226)	—	(12,006)
Net gain in credit card trust	—	—	609	—	—	609

Operating (loss) income	(1,872)	1,084	17,599	2,329	—	19,140

Depreciation and amortization (b)	46	1,662	13,155	2,277	—	17,140

Addition of fixed assets and intangible assets	323	—	13,095	1,189	—	14,607
Non-current investments in other companies	—	—	12,280	—	185,252	197,532

Operating assets	296,690	275,406	1,007,177	131,315	—	1,710,588
Non-Operating assets	58,745	54,530	43,462	2,256	347,194	506,187
Total assets	355,435	329,936	1,050,639	133,571	347,194	2,216,775

Operating liabilities	5,631	5,905	98,670	15,882	—	126,088
Non-Operating liabilities	103,781	105,496	185,552	36,285	212,758	643,872
Total liabilities	109,412	111,401	284,222	52,167	212,758	769,960

Notes:

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2003

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Sales, leases and services	5,984	3,664	31,152	15,539	—	56,339
Cost of sales, leases and services	(3,107)	(2,054)	(17,009)	(9,058)	—	(31,228)
Gross profit	2,877	1,610	14,143	6,481	—	25,111
Selling expenses	(601)	(163)	(1,779)	(2,052)	—	(4,595)
Administrative expenses	(1,249)	(878)	(4,255)	(3,325)	—	(9,707)
Net loss in credit card trust	—	—	(336)	—	—	(336)

Operating Income	1,027	569	7,773	1,104	—	10,473

Depreciation and amortization (b)	(1,763)	1,535	13,581	2,144	—	15,497

Addition of fixed assets and intangible assets (c)	232	54	20,397	4,390	—	25,073
Non-current investments in other companies (c)	—	—	7,198	—	162,659	169,857

Operating assets (c)	295,869	275,849	992,036	131,478	—	1,695,232
Non-operating assets (c)	59,335	55,321	59,469	7,019	326,568	507,712
Total assets (c)	355,204	331,170	1,051,505	138,497	326,568	2,202,944

Operating liabilities (c)	6,598	6,652	94,386	14,330	—	121,966
Non-operating liabilities (c)	105,598	107,362	185,907	36,733	215,287	650,887
Total liabilities (c)	112,196	114,014	280,293	51,063	215,287	772,853

Notes:

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	At June 30, 2004

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 5: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	1,162	996	772	1,062
Unaccrued interest	(17)	(10)	(13)	(15)
Debtors from rent and credit card	37,637	1,957	28,423	1,834
Debtors from leases under legal proceedings	23,898	—	23,865	—
Debtors from sales under legal proceedings	2,427	—	2,495	—
Checks to be deposited	13,533	—	9,810	—
Related parties	169	—	79	—
Trade accounts receivable for hotel activities	4,987	—	4,299	—
Less:
Allowance for doubtful accounts	(489)	—	(485)	—
Allowance for doubtful leases	(35,680)	(73)	(34,814)	(45)

	47,627	2,870	34,431	2,836

NOTE 6: OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Asset tax	1,334	54,928	1,009	56,522
Value Added Tax (VAT)	1,132	1,113	1,010	1,428
Related parties	15,610	25	20,377	12
Guarantee deposits	1,270	33	500	33
Prepaid expenses	2,336	—	3,260	—
Expenses to be recovered	3,348	—	2,462	—
Fund administration	208	—	208	—
Advances to be rendered	43	—	1,213	—
Gross sales tax	451	532	407	438
Deferred income tax	—	52,529	—	53,339
Debtors under legal proceeding	39	—	119	—
Sundry debtors	2,247	—	2,139	—
Operation pending settlement	—	—	474	—
Income tax prepayments and withholdings	2,571	—	2,860	—
Country club debtors	367	—	412	—
Trust accounts receivable	335	3,411	870	433
Tax credit certificates	104	—	563	—
Interest rate swap receivable	14,482	—	13,816	—
Mortgages receivables	—	2,208	—	2,208
Present value – other receivables	—	(1,346)	—	(1,384)
Credit from barter of “Edificios Cruceros” (1)	—	5,882	—	5,836
Tax on personal assets to be recovered	—	—	4,856	—
Allowance for uncollectibility of tax on personal assets	—	—	(3,887)	—
Credit from barter of Benavidez	—	8,824	—	8,755
Pre-paid insurance	103	—	—	—
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Other	329	370	80	382

	46,309	126,301	52,748	125,794

(1)	See note 1.6.f. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 7: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Dock 13	1,578	—	37	—
Dorrego 1916	13	—	13	—
Minetti “D”	33	—	33	—
Madero 1020	1,025	—	—	—
Rivadavia 2768	124	—	124	—
Torres Jardín	245	—	245	—
V. Celina	43	—	43	—
Abril/Baldovinos	4,723	3,022	3,239	4,548
San Martín de Tours	4,815	—	4,744	—
Torres de Abasto	540	—	555	—
Dique III	7,920	18,059	—	—
Resale merchandise	138	—	138	—
Bonus merchandise	54	—	87	—
Torres Rosario	—	15,414	—	15,414
Other properties	1,321	—	1,314	—

	22,572	36,495	10,572	19,962

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 8: INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2004	June 30, 2004
Current
Cedro (1)	23	67
Bocanova (1)	—	266
Boden (1)	37	32
IRSA I Trust Exchangeable Certificate (1)	218	252
Time deposits and money markets	15,353	25,837
Mutual funds (2)	37,406	37,627
Tarshop Trust (1)	2,839	6,677
Interest “Banco Ciudad de Bs. As. Bond” (1)	115	14
Other investments (1)	37	32

	56,028	70,804

Non-current
Banco de Crédito y Securitización S.A.	4,423	4,590
Banco Hipotecario S.A.	180,829	158,069
Pérez Cuesta S.A.C.I. (3)	10,875	5,763
E-Commerce Latina S.A	1,280	1,435
Metroshop	125	—
IRSA I Trust Exchangeable Certificate	5,256	5,675
Tarshop Trust	12,429	13,411
“Banco Ciudad de Bs. As. Bond”	813	887
Art work	37	37
Other	11,503	11,517

	227,570	201,384

Undeveloped parcels of land:
Constitucion 1111	1,261	1,261
Dique IV	6,160	6,160
Caballito plots of land	19,898	19,898
Padilla 902	71	71
Pilar	3,408	3,408
Torres Jardín IV	2,568	2,568
Puerto Retiro	46,381	46,424
Santa María del Plata	124,882	124,783
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	—	25,979
Air space Supermercado Coto	10,442	10,442
Caballito	29,717	29,717
Neuquén	9,983	9,983
Alcorta Plaza	17,545	17,545
Other parcels of undeveloped land	2,940	2,936

	297,131	323,050

	524,701	524,434

Notes:

(1)	Not considered as cash for purposes of the statements of cash flows.
(2)	Ps. 32,402 and Ps. 31,866 corresponding to the “Dolphin Fund PLC” at September 30, 2004 and June 30, 2004 not considered as cash for purpose of the statement of cash flows. Ps. 1,795 and Ps. 1,781 corresponding to the NCH Development Partner fund at September 30, 2004 and June 30, 2004 not considered as cash for purpose of the statement of cash flows.
(3)	The balance at September 30, 2004 includes Ps. 5,196 corresponding to an advance on account of the payment of the purchase price for an additional participation of 49.9% (see Note 1).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 9: FIXED ASSETS, NET

The breakdown for this item is as follows:

	September 30, 2004	June 30, 2004
Hotels
Llao-Llao	30,882	30,827
Hotel Intercontinental	56,760	57,447
Hotel Libertador	37,362	37,795

	125,004	126,069

Office buildings
Avda. de Mayo 595	4,394	4,419
Avda. Madero 942	2,203	2,213
Edificios costeros (Dique II)	19,635	19,726
Laminar Plaza	30,990	31,126
Libertador 498	42,484	42,679
Libertador 602	2,617	2,628
Madero 1020	3,005	4,047
Maipú 1300	45,219	45,432
Reconquista 823	17,652	17,733
Sarmiento 517	120	121
Suipacha 652	10,586	10,641
Intercontinental Plaza	64,793	65,152
Costeros Dique IV	20,038	20,123

	263,736	266,040

Commercial real estate
Alsina 934	1,450	1,457
Constitución 1111	492	494

	1,942	1,951

Other fixed assets
Abril	1,967	1,944
Alto Palermo Park	496	500
Thames	3,083	3,197
Other	3,366	3,470

	8,912	9,111

Shopping Center
Alto Avellaneda	105,156	107,333
Alto Palermo	224,523	229,117
Paseo Alcorta	68,122	69,003
Abasto	208,678	210,696
Patio Bullrich	120,073	121,678
Buenos Aires Design	22,765	23,381
Alto Noa	29,181	29,589
Rosario	64,917	53,295
Other properties	11,052	11,074
Other	7,514	7,329

	861,981	862,495

	1,261,575	1,265,666

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 10: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Admission rights	13,358	20,175	11,495	17,444
Leases advances	5,810	10,868	5,451	11,358
Customer advances	9,938	—	8,508	—

	29,106	31,043	25,454	28,802

NOTE 11: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	52,497	—	53,578
Accrued interest- Convertible bond APSA 2006 (1)	1,052	—	2,310	—
Negotiable obligations APSA (2)	53,461	—	74,630	—
Accrued interest- Negotiable obligations APSA (2)	3,551	—	2,116	—
Bank debts (3)	48,393	56,995	47,273	56,556
Accrued interest - bank debts (3)	278	4,767	236	4,108
Bond 100 M. (4)	—	258,044	—	255,922
Interest-Bond 100 M. (4)	7,843	—	2,632	—
Negotiable obligations 2009 - principal amount (5)	10,071	88,130	5,528	91,915
Negotiable obligations 2009 - accrued interest (5)	440	7,765	402	6,728

	125,089	468,198	135,127	468,807

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 21 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company for U$S 29,682 thousand and net of unamortized fees and expenses related to the issuance.
(2)	Includes:
(a)	Ps. 48,400 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full, net of issuance expenses. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(b)	Ps. 5,700 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA), as detailed in Note 14, net of issuance expenses. The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans. On August 6, 2004, SAPSA settled securities for a nominal value of Ps. 7,083.

On August 6, 2004, APSA settled the remaining balance of general secured notes amounting to Ps. 6,666.

(3)	Includes mainly:
(a)	Ps. 60,423 thousand corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the unaudited financial statements.
(b)	Ps. 38,105 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 14 to the unaudited consolidated financial statements.
(c)	Ps. 6,860 thousand corresponding to other current bank loans.
(4)	Corresponding to Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 11 to the unaudited financial statements.
(5)	Corresponding to Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 10 b. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 12: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Seller financing	5,886	—	5,781	—
Dividends payable	2,042	—	2,379	—
Related parties	4,397	—	3,150	—
Guarantee deposits	549	3,004	503	3,030
Provision for lawsuits	6,548	6,209	6,439	6,549
Directors´ fees	6,876	—	6,862	—
Rebilled condominium expenses	408	—	368	—
Directors´ deposits	—	8	—	8
Sundry creditors	32	—	322	—
Fund administration	519	—	519	—
Pending settlements for sales of plots	21	—	149	—
Contributed leasehold improvements	212	637	212	690
Donations payable	2,410	—	3,029	—
Present value – other liabilities	—	(7)	—	(139)
Trust account payable	283	—	282	—
Other	635	12	598	12

	30,818	9,863	30,593	10,150

NOTE 13: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2004	September 30, 2003
Other income:
Gain from the sale of fixed assets and intangible assets	7	—
Recovery of allowances	569	—
Other	248	1,972

	824	1,972

Other expenses:
Unrecoverable VAT	(85)	(160)
Donations	(48)	(156)
Contingencies for lawsuits	(243)	(37)
Debit and credit tax	(113)	(180)
Tax on personal assets	(953)	—
Other	(73)	(111)

	(1,515)	(644)

Total other (expenses) income, net	(691)	1,328

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14: RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which had been acquired from Tandanor S.A. (“Tandanor”) in June 1993.

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to Puerto Retiro. The lawsuit is at its first stages and Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate that in the period ended September 30, 2004 ranged between 5.8700% and 6.0713%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14: (Continued)

As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29 and October 29, 2004 and the interest installments totaling US$ 1,514 thousand falling due on July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29, and October 29, 2004 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans. On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract. Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

Alto Palermo S.A.- Restricted assets.

a)	As of September 30, 2004, Shopping Neuquén S.A. includes Ps. 42 thousand in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

c)	At September 30, 2004, the Company holds funds under other current receivables amounting to Ps. 107,922 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

d)	At September 30, 2004, there are Ps. 14,571 under non – current investments related to shares of Emprendimiento Recoleta S.A. which are pledged.

e)	At September 30, 2004 there is a balance of US$ 50 million in the caption other non-current receivables corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the company balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the company balance sheet as a retained interest in transferred credit card receivables. Under these programs, the company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-years revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 108.3 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 16.1 million nominal value subordinated CPs, Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable-rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina except for Ps. 1.4 million, which were acquired by Tarshop S.A.. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: INCREASE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 options at US$ 33.86 each, granting the later the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,774,000 shares for a total of Ps. 33.4 million were acquired.

During the last quarter of 2004, the Company sold a participation in Banco Hipotecario S.A. (2,487,571 shares) to the IFIS S.A. (indirect shareholder of the Company) at a unit price of Ps. 7.0, (market value), the total amount of the operation being US$ 6.1 million, generating a loss of Ps. 1.61 million.

Therefore, at the date of issuing these financial statements, the total holding amounted to 17,641,162 shares.

NOTE 17: INVESTMENT IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 17: (Continued)

stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares.

As a result of the Reorganization, the Companies are now wholly-owned subsidiaries of ITNV and the Company holds a 49.36% interest in ITNV. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

The investment in ITNV is valued at zero at the closing of the reported periods.

NOTE 18: MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A. (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 18: (Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002. Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also to modify the nominal value of the Participation Certificates Class D, with the new nominal value being Ps. 10,321,280.

At September 30, 2004, the value of Class D Participation Certificates amounted to Ps. 4,561 thousand in IRSA, Ps. 726 thousand in Inversora Bolívar S.A., and Ps. 187 thousand in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 19: EXCHANGE AND OPTION CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed an exchange and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030,000 and US$ 10,800,000, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lot and individual storage space. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage space and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These exchange transactions are subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which must be issued before December 6, 2004.

In guarantee of those operations, DYPSA set up a first mortgate in favor of the Company amounting to US$ 8,030,000 and US$ 10,800,000 on plots 1c) and 1e), respectively.

NOTE 20: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) uses certain financial instruments to reduce its global financing costs. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments. At September 30, 2004 and 2003, APSA held only one derivative financial instrument outstanding, an interest swap valued at estimated settlement cost. Differences generated by application of the mentioned valuation criteria were recognized in the results for the period.

In order to minimize its financing costs, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: (Continued)

As of September 30, 2004 the interest rate swap had an estimated settlement cost (fair value) of US$ 45.26 million. Any difference payable or receivable is accrued and recorded as an adjustment to disbursements for interest in the Statement of Income. During the three-month periods ended September 30, 2004 and 2003, APSA recognized gains of Ps. 1.1 million and of Ps. 4.6 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

-	Options contracts to purchase metals

During the current quarter, Ritelco S.A. entered into future contracts for the purchase of silver; those operations were settled on September 30, 2004. In accordance with its risk administration policies, the Company enters into future metal contracts for speculative purposes.

The result generated during the three-month period ended September 30, 2004 corresponding to the silver futures transaction amounted to Ps. 859 (equivalent to U$S 295) which is recorded in the line “Financial Results” in the Statement of Income.

NOTE 21: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 21: (Continued)

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

APSA applied the funds obtains from the offering of securities to payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At September 30, 2004, third party holders of Convertible Negotiable Obligations have exercised their right to convert them for a total US$ 2.67 million, generating the issuing of 78,983,790 ordinary shares with a face value of Ps. 0.1 each. The total amount of Convertible Negotiable Obligations at September 30, 2004 was US$ 47.33 million.

NOTE 22: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

APSA and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business, of which Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter´s capital, for an eight-year period beginning on February 26, 2000 at a price equial to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 23: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the diluted weighted-average number of ordinary shares. The latter has been determined considering the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into ordinary shares.

Weighted average outstanding shares total 248,803.

Conversion of negotiable obligations.

Weighted average diluted ordinary shares total 575,383.

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	09.30.04	09.30.03
Result for calculation of basic earnings per share	17,190	(15,166)
Exchange difference	2,002	11,485
Interest	5,211	6,076

Result for calculation of diluted earnings per share	24,403	2,395

Net basic earnings per share	0.069	(0.071)
Net diluted earnings per share	0.042	0.004

NOTE 24: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870,000. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

On March 2, 2004, the Company made a deposit of Ps. 7,191,115 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127,000, equivalent to Ps. 1,964,452. The total amount settled on that date was Ps. 9,155,567.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 24: (Continued)

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

As a result of this situation, Management decided to increase the provision for unexpired claims to Ps. 4,643.

NOTE 25: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A., and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted an option to acquire land in Benavídez to DEESA.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980,000 to Inversora Bolívar S.A., of which US$ 979,537 were paid during the previous quarter and the balance of US$ 3,000,463 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000,463 in guarantee of compliance with the operation and delivered US$ 500,000 to Inversora Bolívar S.A. corresponding to a deposit in guarantee and a performance bonds on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of the progress of work and the remaining 50% upon certification of 90% of work progress.

NOTE 26: SUBSEQUENT EVENTS

-	Alto Palermo S.A. Shareholders’ Ordinary Meeting:

The Shareholders’ Ordinary Meeting of APSA held on October 22, 2004 unanimously approved the distribution of cash dividends amounting to Ps. 17,895, of which the shareholders will collect approximately 80% as established by Section 69.1 of the Income Tax Law. The remaining balance of the result of APSA for the year ended June 30, 2004 was appropriated to legal reserve.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26: (Continued)

-	Inauguration of Alto Rosario Shopping:

On November 9, 2004 the Company inaugurated a new shopping mall, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe,.

Three stages have been planned for this project: first the inauguration of the shopping mall, second the opening of a hypermarket in December 2004, and third the inauguration of a cinema complex and “Children’s Museum” in the first quarter of 2005.

The shopping mall will be opened with a 100% store occupancy rate.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the three-month period ended as of

September 30, 2004

In comparative format

Name of the Company:	IRSA Inversiones y Representaciones S.A.
Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires
Principal activity:	Real estate investment and development

Unaudited Financial Statements at September 30, 2004

compared with the same period of the previous year

Stated in thousand of pesos

Fiscal year No. 62 beginning July 1º, 2004

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943
Of last amendment:	July 2, 1999
Registration number with the Superintendence of Corporations:	4,337
Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 9)
	Authorized for Public Offer of Shares	In thousand of pesos
Type of stock		Subscribed	Paid up
Common stock, 1 vote each	258,252,533	258,253	258,253

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos (Note 1)

	September 30, 2004	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Exhibit G)	27,984	7,523
Investments (Exhibits C, D and G)	10,255	14,576
Mortgages and leases receivables, net (Note 2 and Exhibit G)	4,394	4,611
Other receivables (Note 3)	9,751	14,980
Inventories (Note 4)	8,002	5,430

Total Current Assets	60,386	47,120

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 2)	19	37
Other receivables (Note 3 and Exhibit G)	75,286	74,682
Inventories, net (Note 4)	260	233
Investments, net (Exhibits C, D and G)	1,111,026	1,077,696
Fixed assets, net (Exhibit A)	202,933	204,958

Total Non-Current Assets	1,389,524	1,357,606

Total Assets	1,449,910	1,404,726

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	2,139	2,055
Mortgages payable (Exhibit G)	2,236	2,218
Customer advances (Exhibit G)	1,388	1,040
Short term-debt (Note 5 and Exhibit G)	22,053	12,192
Salaries and social security payable	526	802
Taxes payable (Exhibit G)	889	2,177
Other liabilities (Note 6 and Exhibit G)	5,291	5,751

Total Current Liabilities	34,522	26,235

NON-CURRENT LIABILITIES
Long term-debt (Note 5 and Exhibit G)	415,701	415,229
Customer advances	1,149	1,312
Taxes payable	2,060	817
Other liabilities (Note 6 and Exhibit G)	1,255	1,279

Total Non-Current Liabilities	420,165	418,637

Total Liabilities	454,687	444,872

SHAREHOLDERS´ EQUITY	995,223	959,854

Total Liabilities and Shareholders´ Equity	1,449,910	1,404,726

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Note 1)

	September 30, 2004	September 30, 2003
Sales, leases and services	3,871	8,018
Cost of sales, leases and services (Exhibit F)	(1,952)	(5,825)

Gross profit	1,919	2,193
Selling expenses (Exhibit H)	(292)	(547)
Administrative expenses (Exhibit H)	(2,474)	(1,715)

Operating loss	(847)	(69)
Financial results generated by assets:
Interest income	2,430	2,759
Exchange gain generated by assets	1,064	10,368
Financial results	947	1,276
Interest on discount by assets	(24)	(64)

Subtotal	4,417	14,339
Financial results generated by liabilities:
Exchange loss generated by liabilities	(3,392)	(19,014)
Interest on discount by liabilities	(5)	71
Financial expenses (Exhibit H)	(8,768)	(10,481)

Subtotal	(12,165)	(29,424)

Financial results, net	(7,748)	(15,085)
Net gain in related companies (Note 8.c.)	26,664	1,907
Other income (expenses), net (Note 7)	(186)	(498)

Income (loss) before tax	17,883	(13,745)
Income tax and asset tax (Notes 1.6.m., 1.6.n. and 12)	(693)	(1,421)

Income (loss) for the period	17,190	(15,166)

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Note 1)

Items	Shareholders’ contributions						Total as of September 30, 2004	Total as of September 30, 2003
	Common Stock	Inflation adjustment of common stock	Additional paid-in- capital	Total	Reserved Earnings	Retained results
					Legal reserve

Balances as of beginning of year	248,803	274,387	595,505	1,118,695	19,447	(178,288)	959,854	809,186
Issuance of common stock	9,450	—	8,729	18,179	—	—	18,179	300
Income (loss) for the period	—	—	—	—	—	17,190	17,190	(15,166)

Balances as of September 30, 2004	258,253	274,387	604,234	1,136,874	19,447	(161,098)	995,223

Balances as of September 30, 2003	212,212	274,387	569,590	1,056,189	19,447	(281,316)		794,320

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Note 1)

	September 30, 2004	September 30, 2003
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	9,864	120,292
Cash and cash equivalents as of end of period	28,282	93,801

Net increase (decrease) in cash and cash equivalents	18,418	(26,491)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
- Income (loss) for the period	17,190	(15,166)
- Plus income tax and asset tax accrued for the period	693	1,421
- Adjustments to reconcile net income (loss) to cash flows from operating activities:
• Equity in earnings of controlled and affiliated companies	(26,664)	(1,907)
• Allowances and provisions	19	12
• Amortization and depreciation	1,285	1,333
• Financial results	(929)	11,652
- Changes in operating assets and liabilities:
• Decrease in current investments	6,005	3,858
• Decrease in mortgages and leases receivables	227	243
• Decrease (Increase) in other receivables	5,404	(1,912)
• (Increase) Decrease in inventory	(1,574)	4,003
• (Decrease) Increase in taxes payable, salaries and social security payable and customer advances	(1,398)	1,033
• Increase in accounts payable	84	549
• Increase in accrued interest	6,886	7,826
• Decrease in other liabilities	(500)	(4,923)

Net cash provided by operating activities	6,728	8,022

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	332	147
• Increase interest in subsidiary companies	(483)	(2,687)
• Purchase of subsidiary companies shares	(6,070)	—
• Loans granted to related parties	—	(1,460)
• Purchase and improvements of undeveloped parcels of land	(99)	—
• Purchase and improvements of fixed assets	(169)	(49)

Net cash used in investing activities	(6,489)	(4,049)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	—	(30,464)
• Issuance of common stock	18,179	—

Net cash provided by (used in) financing activities	18,179	(30,464)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,418	(26,491)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos (Note 1)

	September 30, 2004	September 30, 2003
Supplemental cash flow information:

• Interest paid	1,525	1,934
• Income tax paid	—	—

Non-cash activities:

• Increase in inventory through a decrease in fixed assets	1,028	2,606
• Decrease in short - term and long - term through an increase in other liabilities	—	1,326
• Decrease in non - current investments through an increase in other receivables	—	2,220
• Conversion of unsecured convertible Notes into ordinary shares	—	300

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; the Technical Pronouncements and subsequent amendments to them become effective to the Company for the fiscal year ended June 30, 2003, except for TR 20 which become effective on July 1, 2003.

The National Securities Commission adopted the mentioned Technical Pronouncements, incorporating certain amendments, which apply to fiscal years commencing on January 1, 2003, but admiting early application.

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it amendments there to, became effective to the Company for the fiscal year ended June 30, 2004. Furthermore, the National Securities Commission has adopted that standard, making certain changes and establishing that it is applicable to fiscal years commenced as from April 1, 2004, admiting early application.

1.2. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.2. (Contd.)

The financial statements for the three-month periods ended September 30, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The result for the period ended September 30, 2004 does not necessarily reflect proportionality the Company’s results for the complete fiscal years.

1.3. Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002 in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was re-established, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.4. (Contd.)

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.5. Comparative information

Balance sheet items at June 30, 2004 shown in these financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Balances at September 30, 2004 shown in the Statement of Income, Changes in Shareholders’ Equity and Cash flows are shown on a comparative basis with those for the same period of the previous year.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Income under “Financial results, net”.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and mutual funds were valued at their net realization value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

d.	Mortgages and leases receivables

Mortgages and leases receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

f.	Other receivables and payables

Sundry receivables and payables (Asset tax, deposits in guarantee and accounts receivable in trust) show in other non – current receivables and liabilities were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

The Company records a receivable in kind corresponding to the right to receive units to be built in relation to the “Edificio Cruceros” property. This credit was valued according to the rules for accounting measurement of goods to be received, and is shown in the non-current portion of “Other receivables”.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the three – month period ended September 30, 2004 and the year ended June 30, 2004.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At September 30, 2004, the Company maintains allowances for impairment of certain inventories, totaling Ps. 954 (identified as Avda. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed their estimated recoverable value.

i.	Long -term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6.i. (Contd.)

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Exhibit C have been valued by using the equity method of accounting based on the financial statements at September 30, 2004 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired, and goodwill related to Alto Palermo S.A. and Banco Hipotecario S.A.

As a result of the purchase of shares and the exercise of the options mentioned in Note 16 to the consolidated financial statements, the Company has reevaluated the accounting criterion to be used for valuation of its participation in Banco Hipotecario S.A. and subsidiaries (Banco de Crédito y Securitización S.A.), originally recognized at net realization value and restated acquisition cost, respectively. Taking into account the current participation of the Company in these entities, the exercise of significant influence on their decisions and the intention to maintain the participation as a long-term investment, the Company has valued its investment in these companies by the equity method of accounting. In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The Class D certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6.i. (Contd.)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At September 30, 2004 the Company maintains allowances for impairment of certain parcels of undeveloped land totaling Ps. 8,253 (identified as Pilar, Torres Jardín IV, Constitución 1111and Terrenos Caballito).

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the reported periods.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6.j. (Contd.)

At September 30, 2004 the company maintains allowances for impairment of certain rental property, totaling Ps. 9,290 (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517, Suipacha 664, Av. de Mayo 595, Costitución 1111, Libertador 602, Maipú 1300, Libertador 498, Laminar Plaza and Costeros Dique IV).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended September 30, 2004 and the year ended June 30, 2004 were not material.

These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under “Financial Results” in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At September 30, 2004, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows. At the end of each year the Company estimated the recoverable value of its non-current assets, recording a charge due to impairment or reversing the provision.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

The “Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.4., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Pronouncement 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 69 thousand and Ps. 118 thousand for the periods ended September 30, 2004 and 2003, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

In the past the Company used certain financial instruments to administer the risk related to its net investments in foreign activities and also as a complement to reduce its net financial costs. At present, the Company does not record operations with derivatives.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6. (Contd.)

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Mortgages and leases receivable	544	19	405	37
Debtors under legal proceedings	2,054	—	2,024	—
Related parties (Note 8 a.)	2,763	—	3,142	—
Less:
Allowance for doubtful accounts (Exhibit E)	(967)	—	(960)	—

	4,394	19	4,611	37

As of September 30, 2004 and June 30, 2004, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Asset tax (Note 1.6.n.)	—	19,898	—	19,329
Value Added Tax (VAT)	2	—	8	—
Related parties (Note 8 a.)	9,149	21	13,939	8
Guarantee deposits	—	33	—	33
Expenses to be recovered	243	—	242	—
Gross sales tax	5	—	6	—
Income tax prepayments and withholdings	17	—	16	—
Trust accounts receivable	—	361	—	361
Credit Fiscal Certificates	104	—	563	—
Present Value	—	(840)	—	(816)
FNM Options	—	—	59	—
Deferred income tax (Note 12)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	—	5,882	—	5,836
Tax on Personal Assets to be recovered	—	—	3,893	—
Allowance for uncollectibility of tax on personal assets (Exhibit E)	—	—	(3,887)	—
Pre-paid insurance	103	—	—	—
Other	128	—	141	—

	9,751	75,286	14,980	74,682

(1)	Secured with first mortgage in favor of the Company.

NOTE 4: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Real estate for sale	8,002	260	5,430	233

	8,002	260	5,430	233

The value recorded at September 30, 2004 and June 30, 2004 includes the valuation allowance, as mentioned in Note 1.6.o.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 5: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Bank loans (2)	5,142	55,281	3,401	56,556
Bank loans - Accrued interest (2)	271	4,767	229	4,108
Negotiable Obligations – 2009 principal amount (3)	8,357	89,844	5,528	91,915
Negotiable Obligations - 2009 -accrued interest (3)	440	7,765	402	6,728
Convertible Negotiable Obligations - 2007 (1)	7,843	258,044	2,632	255,922

	22,053	415,701	12,192	415,229

1.	According to Note 11, these tally with the convertible negotiable obligations to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 87.1 million, net of issuance expenses.
2.	Corresponds to an unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Consequently, at September 30, 2004, principal (net of interest to be accrued at a market rate of 8% p.a.) amounts to US$ 20.3 million.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds to the Negotiable Bonds secured by the assets described in Note 10.b. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at September 30, 2004 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 6: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Related parties (Note 8 a.)	20	5	24	—
Guarantee deposits	380	1,249	377	1,286
Provision for lawsuits (Exhibit E)	268	—	284	—
Directors´ fees (Note 8 a.)	4,325	—	4,325	—
Directors’ deposits (Note 8 a.)	—	8	—	8
Fund administration	1	—	1	—
Donations payable (Note 8 a.)	—	—	569	—
Trust account payables	92	—	—	—
Present Value	—	(7)	—	(15)
Other	205	—	171	—

	5,291	1,255	5,751	1,279

NOTE 7: OTHER INCOME (EXPENSES), NET

The breakdown for this item is as follows:

	September 30, 2004	September 30, 2003
Other income:
Results from sale of fixed assets	6	—
Other	53	35

	59	35

Other expenses:
Unrecoverable VAT	(68)	(140)
Donations	(45)	(156)
Debit and credit tax	(93)	(125)
Lawsuits	(11)	(1)
Other	(28)	(111)

	(245)	(533)

Total other income (expenses), net	(186)	(498)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of September 30, 2004 and June 30, 2004 with controlled, equity investee, affiliated and related companies are as follows:

	September 30, 2004	June 30, 2004
Abril S.A. (1)
Current mortgages and leases receivables	2	2

Alternativa Gratis S.A. (3)
Current mortgages and leases receivables	28	16

Alto Palermo S.A. (1)
Current mortgages and leases receivables	59	610
Other current receivables	2,099	2,025
Current Investments	1,770	4,185
Non – Current Investments	88,481	91,487
Current accounts payable	27	88
Other current liabilities	20	19

Altocity.Com S.A. (3)
Current mortgages and leases receivables	16	4
Other current receivables	2	—

Baldovinos S.A. (1)
Current mortgages and leases receivables	11	—

Banco Hipotecario S.A. (3)
Non-current investments	100,048	87,392

Banco de Crédito y Securitización S.A (3)
Non-current investments	4,423	4,590

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	24	1
Current accounts payable	6	1
Short and Long – term Debt -Negotiable Obligations-	135,019	132,942

Dolphin Fund Management S.A. (4)
Other current receivables	—	4,915

Emprendimiento Recoleta S.A. (1)
Current accounts payable	—	5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

a.	(Continued)

	September 30, 2004	June 30, 2004
Fibesa (1)
Current mortgages and leases receivables	4	4
Current accounts payable	2	2

Fundación IRSA (4)
Other current liabilities	—	569

Hoteles Argentinos S.A. (1)
Current accounts payable	2	2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	2,552	2,455
Other current receivables	—	38
Current accounts payable	14	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	1	—
Other current liabilities	—	5
Other non – current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	2	1

Palermo Invest S.A. (1)
Other current receivables	4,084	4,084

Advances employees (4)
Managers, Directors and other current Staff of the Company	91	104
Managers, Directors and other non- current Staff of the Company	21	8

Red Alternativa S.A. (3)
Current mortgages and leases receivables	57	49
Other current receivables	—	—

SAPSA (1)
Other current receivables	2,875	2,773
Current accounts payable	—	9

Tarshop S.A. (1)
Current mortgages and leases receivables	9	1

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	—	18

Directors (4)
Other current liabilities	4,325	4,325
Other non – current liabilities	8	8
Short and Long – term Debt -Negotiable Obligations-	373	370

(1)	Subsidiary
(2)	Shareholder
(3)	Equity investee
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

b.	Results on controlled, equity investee, affiliated and related companies during the periods ended September 30, 2004 and 2003 are as follows:

	Period	Sales and service fees	Leases earned	Holding results	Recovery of expenses	Cost of services	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Alto Palermo S.A.	2004 2003	240 103	— —	— —	— —	52 —	— —	3,026 5,762	— —	— —	— —
Altocity.Com S.A.	2004 2003	11 5	14 19	— —	— —	— —	— —	— —	— —	— —	— —
Alternativa Gratis S.A.	2004 2003	10 10	— —	— —	— —	— —	— —	— —	— —	— —	— —
Palermo Invest S.A.	2004 2003	— —	— —	— —	2 —	— —	— —	— —	— —	— —	— —
Cresud S.A	2004 2003	54 34	— —	— —	— —	41 —	— —	— —	— —	—	2,782 3,038
Red Alternativa S.A.	2004 2003	8 3	41 30	— —	— —	— —	— —	— —	— —	— —	— —
Tarshop S.A.	2004 2003	23 13	18 14	— —	— —	— —	— —	— —	— —	— —	— —
Dolphin Found Management S.A.	2004 2003	— 2	— —	53 —	— —	— —	— —	— —	— —	— —	— —
Abril S.A.	2004 2003	6 4	— —	— —	— —	— —	— —	— —	— —	— —	— —
Llao Llao Resorts S.A.	2004 2003	— —	16 —	— —	— —	— —	— —	— —	— —	— —	— —
Inversora Bolívar S.A.	2004 2003	343 294	42 —	— —	94 —	— —	69 —	— —	— —	— —	— —
Shopping Alto Palermo S.A.	2004 2003	— —	— —	— —	— —	— —	— —	102 58	— —	— —	— —
Banco Hipotecario S.A.	2004 2003	— —	— —	— 936	— —	— —	— —	— —	— —	— —	— —
Ritelco S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— 443	— —	— —	— 20
Personal loans	2004 2003	— —	— —	— —	— —	— —	— —	1 1	— —	— —	— —
Fundación IRSA	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	11 55	— —
Estudio Zang, Bergel y Viñes	2004 2003	— —	— —	— —	— —	— —	— —	— —	114 52	— —	— —

Total 2004		695	131	53	96	93	69	3,129	114	11	2,782

Total 2003		468	63	936	—	—	—	6,264	52	55	3,058

c.	The composition of intercompany gain is as follows:

	Income
	September 30, 2004	September 30, 2003
Equity in earnings of controlled and affiliated companies	26,195	1,606
Amortization of intangible assets and investments	469	301

	26,664	1,907

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 9: COMMON STOCK

a.	Common stock

As of September 30, 2004, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (3)	06.30.2004	Pending
Shares issued for cash (1)	9,450	Board of Directors´ Meeting (3)	09.30.2004	Pending

	258,253

(1)	The shares were issued after the date of closing of the unaudited financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 11.
(3)	Exercise of options mentioned in Note 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 9: (Continued)

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the periods ended September 30, 2004 and 2003 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 10: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant.

b.	The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 5.3. By means of Minutes No. 1445 dated August 14, 2003 of the Board of Directors´ Meeting, it was resolved to lift and release the mortgages on these properties, substituting them for new mortgages on the following properties: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV.

c.	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 11: CONVERTIBLE NEGOTIABLE OBLIGATION

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 11: (Continued)

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company´s financial debt at the time of such subscription. Consequently, Note 5 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On September 30, 2004, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 12.9 million, giving rise to the issuance of 23,746,919 ordinary shares of Ps. 1 face value each as disclosed in Note 9.

Furthermore, at September 30, 2004, options to subscribe Company shares amounting to US$ 14.7 million were exercised, giving rise to the issuance of 22,506,341 ordinary shares of Ps. 1 par value each, as mentioned in Note 9.

The total amount of Convertible Negotiable Obligations at September 30, 2004 is US$ 87,057,920.

NOTE 12: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Reclass. between def. tax and income tax Previous year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(6,706)	(71)	710	(6,067)
Trade receivables	(53)	—	2	(51)
Other receivables	278	—	8	286
Inventories	740	7	(34)	713
Fixed assets	(674)	—	(6)	(680)
Intangible assets	8	—	—	8
Tax loss carryforwards	87,189	—	6,308	93,497
Financial debt	7,166	—	(3,816)	3,350
Other debt	142	344	(24)	462
Provisions	99	—	(5)	94
Allowances for deferred assets	(38,258)	(280)	(3,143)	(41,681)

Total non-current	49,931	—	—	49,931

Total net deferred assets	49,931	—	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931 thousand.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the periods ended September 30, 2004 and 2003, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 12: (Continued)

Items	09.30.04 Ps.	09.30.03 Ps.
Result for the period (before income tax)	17,883	(13,745)
Current income tax rate	35%	35%

Result for the period at the tax rate	6,259	(4,811)
Permanent differences at the tax rate:
- Restatement into uniform currency	(492)	(1,864)
- Donations	16	55
- Amortization of goodwill	(9)	3
- Equity in earnings of controlled and affiliated companies	(8,589)	1,312
- Holding result on Participation Certificates F.F.	(324)	(128)
- Directors´ Fees	—	(8)
- Allowance for uncollectibility of tax on personal assets	(4)	—
Recovery of allowance for deferred assets.	3,143	5,441

Total income tax charge for the period (*)	—	—

Difference	—	—

(*)	Difference with the income tax charge of the Statements of Results belongs to asset tax charge.

Unexpired income tax loss carryforward pending use at the end of the period amount to Ps. 267,134 thousand according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	211,160	2007
2004	37,951	2009
2005	18,023	2010

Total tax loss carryforward	267,134

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the three – month period beginning on

July 1, 2004

and ended September 30, 2004

compared with the year ended June 30, 2004

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/period	Depreciation					Net carrying Value as of September 30, 2004	Net carrying value as of June 30, 2004
					Accumulated as of beginning of year	For the period/year			Accumulated as of the year/ period end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,516	5	—	1,521	1,512	—	20	1	1,513	8	4
Machinery, equipments and Computer equipment	4,445	23	—	4,468	4,222	—	33.33	48	4,270	198	223
Leasehold improvements	6,432	11	—	6,443	4,540	—	10	184	4,724	1,719	1,892
Vehicles	—	130	—	130	—	—	20	7	7	123	—
Real Estate:
Alsina 934	1,776	—	—	1,776	319	—		7	326	1,450	1,457
Av. de Mayo 595	5,982	—	—	5,982	1,563	—		25	1,588	4,394	4,419
Av. Madero 942	2,701	—	—	2,701	488	—		10	498	2,203	2,213
Constitución 1111	683	—	—	683	189	—		2	191	492	494
Costeros Dique IV	21,022	—	—	21,022	899	—		85	984	20,038	20,123
Dique 2 M10 (1I) Edif. A	21,160	—	—	21,160	1,434	—		91	1,525	19,635	19,726
Laminar Plaza	33,513	—	—	33,513	2,387	—		136	2,523	30,990	31,126
Libertador 498	49,274	—	—	49,274	6,595	—		195	6,790	42,484	42,679
Libertador 602	3,046	—	—	3,046	418	—		11	429	2,617	2,628
Madero 1020	4,919	—	(1,248)	3,671	872	(220)		14	666	3,005	4,047
Maipú 1300	52,632	—	—	52,632	7,200	—		213	7,413	45,219	45,432
Reconquista 823	21,771	—	—	21,771	4,038	—		81	4,119	17,652	17,733
Sarmiento 517	122	—	—	122	1	—		1	2	120	121
Suipacha 652	14,137	—	—	14,137	3,496	—		55	3,551	10,586	10,641

Total as of September 30, 2004	245,131	169	(1,248)	244,052	40,173	(220)	—	1,166	41,119	202,933

Total as of June 30, 2004	222,630	25,808	(3,307)	245,131	36,776	(619)	—	4,016	40,173		204,958

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	See comments in Note 1.j.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos

Exhibit C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of September 30, 2004	Value as of June 30, 2004	Issuer’s information (1)					(1) Interest in capital stock
							Main Activity	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity
Current Investment

Boden (2)	Ps.	0.001	5,225	0.0013	7	7
Cedro (2)	Ps.	0.001	23,122	0.0010	23	67

Total current investments as of September 30, 2004					30

Total current investments as of June 30, 2004						74

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at September 30, 2004	Value Recorded at June 30, 2004	Issuer’s information						Interest in Capital Stock (1)
							Main Activity	Corporate domicile	Last financial statement
									Date	Capital stock (Par value)	Income(loss) for the period	Shareholders’ equity
Non-current investments
Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000	1,320		(39,059 26,239 14,089)	(38,753 25,839 14,089)	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	09.30.2004	13,200	(4,063)	45.135	50%
Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv.Value	0.001	50,000		89 1,279 7,553	107 1,246 7,553	Real estate and financing	Bolívar 108 1° floor Buenos Airea	09.30.2004	100	(36)	2,736	50%
Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(5,981 11,564)	(5,926 11,564)	Real estate and building	Bolívar 108 1° floor Buenos Aires	09.30.2004	12	(111)	11,279	50%
Palermo Invest S.A.	Common 1 vote Lower Value P. expenses	0.001	52,170,000		131,351 (597 505)	131,116 (598 506)	Investment	Bolívar 108 1° floor Buenos Aires	09.30.2004	78,251	350	197,017	66.6700%
Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value P. expenses	0.001	7,909,272		(1,197 3,531 1,967 48)	(912 3,531 1,989 47)	Hotel Libertador explotation	Av. Córdoba 680 Buenos Aires	09.30.2004	9,887	(356)	2,917	79.9999%
Alto Palermo S.A. (2)	Common 1 vote Goodwill	0.001	44,243,481		441,859 (29,840)	426,162 (25,965)	Real estate investments	Moreno 877 22° Floor Buenos Aires	09.30.2004	77,898	2,464	777,968	56.7964%
Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc. Contrib. P. expenses	0.001	12,000		5,653 21,691 143	5,658 21,641 143	Real estate investments	Bolívar 108 1° floor Buenos Aires	09.30.2004	12	(5)	27,343	100%
Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001	5,878,940		11,870 2,397 217	11,391 2,397 220	Hotel Llao- Llao explotation	Florida 537 Floor 18 Buenos Aires	09.30.2004	11,757	932	27,756	50%
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,423	4,590	Banking	Tte. Gral. Perón 655 Buenos Aires	09.30.2004	62,500	(4) (770)	(4) 107.889	5.1000%
Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		110,273 27,340	98,524 27,340	Investments	Zabala 1422, Montevideo	09.30.2004	66,970	11,749	137,613	100%
Banco Hipotecario S.A – shares (3)	Common 1 vote Goodwill	0.001	9,805,122		102,969 (2,921)	90,351 (2,959)	Banking	Reconquista 151 Buenos Aires	09.30.2004	150,000	(4) 61.836	(4) 1.899.128	6.5400%

Total as of September 30, 2004					847,455

Total as of June 30, 2004						810,891

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at September 30, 2004 is Ps. 3.85

Quotation price of APSA´s shares at June 30, 2004 is Ps. 3.50

(3)	Quotation price of Banco Hipotecario´s shares at September 30, 2004 is Ps. 7.10

Quotation price of Banco Hipotecario´s shares at June 30, 2004 is Ps. 7.20

(4)	Does not include adjustments for application on the equity method of valuating according to Technical Pronouncement 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos

Exhibit D

Items	Value as of September 30, 2004	Value as of June 30, 2004
Current Investments
Time deposits	—	1,466
Mutual funds (1)	8,158	8,621
Convertible Bond APSA 2006 – Accrued interest (2)	1,770	4,185
Other investments (2)	115	14
IRSA I Trust Exchangeable Certificates (2)	182	216

Total current investments as of September 30, 2004	10,225

Total current investments as of June 30, 2004		14,502

Non-current investments
Constitución 1111	1,261	1,261
Dique IV	6,160	6,160
Padilla 902	71	71
Pilar	3,408	3,408
Santa María del Plata	124,882	124,783
Terrenos de Caballito	19,898	19,898
Torres Jardín IV	2,568	2,568

Subtotal	158,248	158,149

IRSA I Trust Exchangeable Certificates	4,379	4,722
Convertible Bond APSA 2006	88,481	91,487
Other investments	12,426	12,410

Subtotal	105,286	108,619

Art work	37	37

Total non-current investments as of September 30, 2004	263,571

Total non-current investments as of June 30, 2004		266,805

(1)	Ps. 6,065 and Ps. 5,965 corresponding to the “Dolphin Fund PLC” trust at September 30, 2004 and June 30, 2004 not considered as cash for purposes of the statements of cash flows. Ps. 1,795 and Ps. 1,781 corresponding to the NCH Development Partner Fund at September 30, 2004 and June 30, 2004 not considered as cash for purposes of statements of cash flows.
(2)	Not considered as cash for purposes of the statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the three – month period beginning on

July 1, 2004

and ended September 30, 2004 and the year ended June 30, 2004

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of September 30, 2004	Carrying value as of June 30, 2004
Deducted from assets:
Allowance for doubtful accounts	960	8	(1)	967	960
Impairment of inventory	444	510	—	954	444
Impairment of fixed assets	9,800	—	(510)	9,290	9,800
Impairment of undeveloped plots of land	8,253	—	—	8,253	8,253
Allowance for uncollectibility of tax on personal assets	3,887	—	(3,887)	—	3,887
From liabilities:
Provisions for lawsuits	284	11	(27)	268	284

Total as of September 30, 2004	23,628	529	(4,425)	19,732

Total as of June 30, 2004	54,071	6,199	(36,642)		23,628

(1)
•	The increase in the allowance for doubtful accounts is shown in Exhibit H.
•	The increase in the provision for lawsuits is shown in Note 7.
•	The increase in the impairment of inventory is through a decrease in impairment of fixed assets

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos

Exhibit F

	September 30, 2004	September 30, 2003
I. Cost of sales
Stock as of beginning of year	5,663	11,554
Plus (less):
Purchases for the period	1,605	197
Expenses (Exhibit H)	108	143
Transfers to fixed assets	—	—
Transfers from fixed assets	1,028	2,606
Transfers to investments	—	—
Less:
Stock as of end of the period	(8,262)	(10,157)

Subtotal	142	4,343

Plus
Cost of sales – Abril S.A.	332	155
Results from operations and holding of real estate assets

Cost of properties sold	474	4,498

II. Cost of leases
Expenses (Exhibit H)	1,288	1,194

Cost of properties leased	1,288	1,194

III. Cost of fees for services
Expenses (Exhibit H)	190	133

Cost of fees for services	190	133

Total costs of sales, leases and services	1,952	5,825

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of September 30, 2004 and June 30, 2004

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of September 30, 2004	Total as of June 30, 2004
Assets
Current Assets
Cash and banks:
Cash	US$	14,957	0.002941	(1)	44	14
Banks	US$	29,689	0.002941	(1)	87	3,299
Banks	EUR	45,795	0.003655	(1)	167	162
Savings accounts	US$	9,295,563	0.002941	(1)	27,338	3,712
Investments:
Boden 2013	US$	536	0.002941	(1)	2	1
Time Deposits	US$	—	0.002941	(1)	—	1,466
Mutual Funds	US$	2,560,811	0.002941	(1)	7,531	7,747
Mutual Funds	EUR	81,322	0.003655	(1)	297	288
Convertible Bond APSA 2006 (interest)	US$	593,634	0.002981	(1)	1,770	4,185
Banco Ciudad de Bs. As. Bond	EUR	27,500	0.003655	(1)	101	—
Interest “Banco Ciudad de Bs. As. Bond”	EUR	3,924	0.003655	(1)	14	14
Receivables:
Mortgages and leases receivables	US$	436,500	0.002941	(1)	1,283	—

Total Current Assets					38,634	20,888

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	29,681,678	0.002981	(1)	88,481	91,487
Banco Ciudad de Bs. As. Bond	EUR	222,500	0.003655	(1)	813	887
Other Investments	US$	3,895,612	0.002981	(1)	11,613	11,523
Other receivables:
Credit from barter of “Edificios Cruceros”	US$	2,000,000	0.002941	(1)	5,882	5,836

Total Non-current Assets					106,789	109,733

Total Assets as of September 30, 2004					145,423

Total Assets as of June 30, 2004						130,621

Liabilities
Current Liabilities
Accounts payable	US$	119,282	0.002981	(1)	356	510
Mortgages payables	US$	750,000	0.002981	(1)	2,236	2,218
Customer Advances	US$	186,500	0.002941	(1)	548	—
Taxes payable	US$	22,940	0.002981	(1)	68	60
Financial debts	US$	7,397,950	0.002981	(1)	22,053	12,192
Other liabilities:
Guarantee deposits	US$	5,618	0.002981	(1)	17	10

Total Current Liabilities					25,278	14,990

Non-current Liabilities
Financial debts	US$	139,945,280	0.002981	(1)	417,177	416,823
Other liabilities:
Other	US$	—	0.002981	(1)	—	22
Guarantee deposits	US$	386,943	0.002981	(1)	1,153	1,037

Total Non-current Liabilities					418,330	417,882

Total Liabilities as of September 30, 2004					443,608

Total Liabilities as of June 30, 2004						432,872

(1)	Official rate of exchange quoted by Banco Nación at September 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the three – month periods beginning on

July 1, 2004 and 2003

and ended September 30, 2004 and 2003

In thousand of pesos

Exhibit H

Items	Total as of September 30, 2004	Cost of properties leased	Cost of properties sold	Cost of fees for services	Expenses			Total as of September 30, 2003
					Administration	Selling	Financing
Fees and payments for services	475	—	—	—	475	—	—	174
Salaries, bonuses and social security charges	1,283	—	—	—	1,283	—	—	725
Other expenses of personnel administration	40	—	—	—	40	—	—	23
Depreciation and amortization	1,285	926	—	—	240	—	119	1,333
Maintenance of buildings	555	362	108	—	85	—	—	610
Utilities and postage	2	—	—	—	2	—	—	4
Travel expenses	51	—	—	—	51	—	—	10
Advertising and promotion	69	—	—	—	4	65	—	118
Fees and expenses for property sold	108	—	—	—	—	108	—	356
Local transportation and stationery	19	—	—	—	19	—	—	26
Taxes, rates and assessments	—	—	—	—	—	—	—	182
Subscriptions and dues	24	—	—	—	24	—	—	46
Interest and indexing adjustments	8,614	—	—	—	—	—	8,614	10,085
Bank charges	30	—	—	—	—	—	30	33
Safety box and stockbroking charges	137	—	—	—	132	—	5	37
Doubtful accounts	8	—	—	—	—	8	—	11
Insurance	13	—	—	—	13	—	—	116
Security	—	—	—	—	—	—	—	1
Courses	14	—	—	—	14	—	—	2
Results of trust	—	—	—	—	—	—	—	—
Rents	62	—	—	—	62	—	—	59
Gross sales tax	111	—	—	—	—	111	—	95
Other	220	—	—	190	30	—	—	167

Total as of September 30, 2004	13,120	1,288	108	190	2,474	292	8,768

Total as of September 30, 2003		1,194	143	133	1,715	547	10,481	14,213

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of September 30, 2004 and June 30, 2004

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
09.30.2004
Assets
Investments	12,568	—	195	1,770	—	—	100,505	503	—	—	102,973	102,973	115,541	15,447	100,094	—
Receivables	50,838	181	12,923	39	52	43	5,915	6	—	19,453	38,431	38,612	89,450	89,346	—	104
Liabilities
Loans	—	—	711	7,843	8,999	4,500	17,999	26,998	294,043	76,661	437,754	437,754	437,754	21,086	416,668	—
Other liabilities	268	145	8,596	642	250	2,568	3,242	499	137	586	16,520	16,665	16,933	16,933	—	—

06.30.2004
Assets
Investments	13,415	—	5,882	—	—	—	296	103,306	296	—	109,780	109,780	123,195	17,832	105,363	—
Receivables	50,833	153	14,398	4,109	7	22	5,861	20	—	18,907	43,324	43,477	94,310	93,687	60	563
Liabilities
Loans	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934	427,421	427,421	427,421	14,098	413,323	—
Other liabilities	284	148	4,371	6,390	381	2,469	1,269	1,427	126	586	17,019	17,167	17,451	17,451	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	09.30.2004	Current	12.31.2004	03.31.2005	06.30.2005	09.30.2005
Receivables
Mortgages and leases receivables	181	907	3,273	—	16	17
Other receivables	—	—	9,650	39	36	26

Total	181	907	12,923	39	52	43

Liabilities
Customer advances	—	—	867	193	164	164
Taxes payables	—	—	626	225	19	19
Trade accounts payable	—	—	2,139	—	—	—
Mortgages payables	—	—	—	—	—	2,236
Other liabilities	145	268	4,744	31	67	36
Short and long term debts	—	—	711	7,843	8,999	4,500
Salaries and social securities payables	—	—	221	192	—	113

Total	145	268	9,308	8,484	9,249	7,068

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

3.	(Continued)

Concept	Without term	To be due (Point 3.c.)				Total
	Non Current	09.30.2006	09.30.2007	09.30.2008	09.30.2009
Receivables
Mortgages and leases receivables	—	19	—	—	—	19
Other receivables	49,931	5,896	6	—	19,453	75,286

Total	49,931	5,915	6	—	19,453	75,305

Liabilities
Customer advances	—	1,149	—	—	—	1,149
Taxes payables	—	1,345	65	70	580	2,060
Other liabilities	—	748	434	67	6	1,255
Short and long term debts	—	17,999	26,998	294,043	76,661	415,701

Total	—	21,241	27,497	294,180	77,247	420,165

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	3,111	1,283	4,394	19	—	19	4,413	3,130	1,283	4,413
Other receivables	9,751	—	9,751	69,404	5,882	75,286	85,037	79,155	5,882	85,037

Total	12,862	1,283	14,145	69,423	5,882	75,305	89,450	82,285	7,165	89,450

Liabilities
Customer advances	840	548	1,388	1,149	—	1,149	2,537	1,989	548	2,537
Taxes payable	821	68	889	2,060	—	2,060	2,949	2,881	68	2,949
Trade accounts payable	1,783	356	2,139	—	—	—	2,139	1,783	356	2,139
Mortgages payables	—	2,236	2,236	—	—	—	2,236	—	2,236	2,236
Other liabilities	5,274	17	5,291	102	1,153	1,255	6,546	5,376	1,170	6,546
Short and long term debt	—	22,053	22,053	(1,476)	417,177	415,701	437,754	(1,476)	439,230	437,754
Salaries and social security payable	526	—	526	—	—	—	526	526	—	526

Total	9,244	25,278	34,522	1,835	418,330	420,165	454,687	11,079	443,608	454,687

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

4-b. Breakdown by adjustment clause

	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	4,394	—	4,394	19	—	19	4,413	4,413	—	4,413
Other receivables	9,751	—	9,751	75,286	—	75,286	85,037	85,037	—	85,037

Total	14,145	—	14,145	75,305	—	75,305	89,450	89,450	—	89,450

Liabilities
Customer advances	1,388	—	1,388	1,149	—	1,149	2,537	2,537	—	2,537
Taxes payable	889	—	889	2,060	—	2,060	2,949	2,949	—	2,949
Trade accounts payable	2,139	—	2,139	—	—	—	2,139	2,139	—	2,139
Mortgages payables	2,236	—	2,236	—	—	—	2,236	2,236	—	2,236
Other liabilities	5,291	—	5,291	1,255	—	1,255	6,546	6,546	—	6,546
Short and long term debt	22,053	—	22,053	415,701	—	415,701	437,754	437,754	—	437,754
Salaries and social security payable	526	—	526	—	—	—	526	526	—	526

Total	34,522	—	34,522	420,165	—	420,165	454,687	454,687	—	454,687

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	—	—	4,394	4,394	—	—	19	19	4,413	—	4,413	4,413
Other receivables	—	104	9,647	9,751	—	—	75,286	75,286	85,037	104	84,933	85,037

Total	—	104	14,041	14,145	—	—	75,305	75,305	89,450	104	89,346	89,450

Liabilities
Customer advances	—	—	1,388	1,388	—	—	1,149	1,149	2,537	—	2,537	2,537
Taxes payable	—	—	889	889	—	—	2,060	2,060	2,949	—	2,949	2,949
Trade accounts payable	—	—	2,139	2,139	—	—	—	—	2,139	—	2,139	2,139
Mortgages payables	—	—	2,236	2,236	—	—	—	—	2,236	—	2,236	2,236
Other liabilities	—	—	5,291	5,291	—	—	1,255	1,255	6,546	—	6,546	6,546
Short and long term debt	13,499	—	8,554	22,053	403,169	—	12,532	415,701	437,754	416,668	21,086	437,754
Salaries and social security payable	—	—	526	526	—	—	—	—	526	—	526	526

Total	13,499	—	21,023	34,522	403,169	—	16,996	420,165	454,687	416,668	38,019	454,687

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 8)

Current mortgages and leases receivables

September 30, 2004
Related parties:
Abril S.A.	2
Alternativa Gratis S.A.	28
Alto Palermo S.A.	59
Altocity.Com S.A.	16
Baldovinos S.A.	11
Cresud S.A.C.I.F.	24
Fibesa S.A.	4
Inversora Bolívar S.A.	2,552
Llao Llao Resorts S.A.	1
Red Alternativa S.A.	57
Tarshop S.A.	9

Other current receivables

September 30, 2004
Related parties:
Alto Palermo S.A.	2,099
Shopping Alto Palermo S.A.	2,875
Palermo Invest S.A	4,084
Advances employees	91

Other non – current receivables

September 30, 2004
Related parties:
Advances employees	21

Current Investments

September 30, 2004
Related parties:
Alto Palermo S.A.	1,770

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

Non – Current Investments

September 30, 2004
Related parties:
Alto Palermo S.A.	88,481
Banco Hipotecario S.A.	100,048
Banco de Crédito y Securitización S.A.	4,423

Current accounts payables

September 30, 2004
Related parties:
Alto Palermo S.A.	27
Cresud S.A.C.I.F.	6
Fibesa S.A.	2
Altocity.com s.A.	2
Nuevas Fronteras S.A.	2
Inversora Bolívar S.A.	14
Hoteles Argentinos S.A.	2

Short and long – term debt – Negotiable Obligations

September 30, 2004
Related parties:
Cresud S.A.C.I.F.	135,019
Directors	373

Other current liabilities

September 30, 2004
Related parties:
Alto Palermo S.A.	20
Directors	4,325

Other non – current liabilities

September 30, 2004
Related parties:
Directors	8
Llao Llao Resorts S.A.	5

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

6.	Note 8.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	See Notes 1.6.h., 1.6.i. and 1.6.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.6.h., 1.6.i., 1.6.j. and 1.6.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
ALSINA 934	3,000	1,450	Fire, explosion with additional coverage and debris removal
AV MAYO 595	4,400	4,394	Fire, explosion with additional coverage and debris removal
AV MAYO 595	370	4,394	Third party liability with additional coverage and minor risks.
AVDA. MADERO 942	1,500	2,203	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	3,500	492	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	370	492	Third party liability with additional coverage and minor risks.
COSTEROS DIQUE IV	14,000	20,038	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	14,000	19,635	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	370	19,635	Third party liability with additional coverage and minor risks.
DOCK 13	55	1,578	Fire, explosion with additional coverage and debris removal
DOCK 13	370	1,578	Third party liability with additional coverage and minor risks.
LAMINAR PLAZA	15,000	30,990	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	40,000	42,484	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	370	42,484	Third party liability with additional coverage and minor risks.
LIBERTADOR 602	1,500	2,617	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,900	3,005	Fire, explosion with additional coverage and debris removal
MADERO 1020	370	3,005	Third party liability with additional coverage and minor risks.
MAIPU 1300	27,000	45,219	Fire, explosion with additional coverage and debris removal
MAIPU 1300	370	45,219	Third party liability with additional coverage and minor risks.
MINETTI D	100	33	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,500	17,652	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	370	17,652	Third party liability with additional coverage and minor risks.
RIVADAVIA 2768	350	124	Third party liability with additional coverage and minor risks.
SANTA MARIA DEL PLATA	100	124,882	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	370	124,882	Third party liability with additional coverage and minor risks.
SARMIENTO 517	60	120	Third party liability with additional coverage and minor risks.
SUIPACHA 652	20,000	10,586	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	370	10,586	Third party liability with additional coverage and minor risks.
SAN MARTIN DE TOURS	7,000	4,815	All risks, construction and assembly
TORRES JARDIN	750	245	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described policies adequately cover current risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, November 10, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2004	September 30, 2003	September 30, 2002	September 30, 2001	September 30, 2000
Current Assets	278,450	295,778	165,191	243,010	252,740
Non-Current Assets	1,938,325	1,766,683	1,789,380	1,385,889	1,616,159

Total	2,216,775	2,062,461	1,954,571	1,628,899	1,868,899

Current Liabilities	248,292	164,825	680,135	467,096	328,393
Non-Current Liabilities	521,668	652,033	233,971	39,571	223,630

Subtotal	769,960	816,858	914,106	506,667	552,023

Minority interest in subsidiaries	451,592	451,283	455,896	130,526	127,265

Shareholders’ Equity	995,223	794,320	584,569	991,706	1,189,611

Total	2,216,775	2,062,461	1,954,571	1,628,899	1,868,899

3.	Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2004	September 30, 2003	September 30, 2002	September 30, 2001	September 30, 2000
Operating income (loss)	19,140	10,473	(4,733)	15,628	16,505
Amortization of goodwill	(644)	(1,321)	—	—	—
Financial results	(12,260)	(19,307)	83,261	(80,130)	(20,283)
Equity in(losses) earnings of affiliated companies	22,539	(223)	(55)	(14,519)	9,718
Other income (expenses)	(691)	1,328	9,519	(2,908)	(1,422)

Income (loss) before taxes	28,084	(9,050)	87,992	(81,929)	4,518

Income tax/ asset tax	(8,877)	(7,260)	(20,474)	(3,187)	(2,851)
Minority interest	(2,017)	1,144	(9,557)	(2,018)	(725)

Net income (loss)	17,190	(15,166)	57,961	(87,134)	942

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

4.	Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of September 30, 2004	Accumulated as of September 30, 2003	Accumulated as of September 30, 2002	Accumulated as of September 30, 2001	Accumulated as of September 30, 2000
Apartments & Loft Buildings
Torres Jardín	—	—	29	881	3,680
Torres de Abasto	11	—	411	2,551	6,009
Alcorta Palace	—	—	1	—	—
Concepción Arenal and Dorrego 1916	—	—	—	—	1,801
Alto Palermo Park	—	—	814	3,306	—
Alto Palermo Plaza	—	—	—	1,429	1,276
Other	—	—	213	—	—

Residential Communities
Abril / Baldovinos	1,148	921	3,946	3,473	4,337
Villa Celina I, II and III	—	—	—	—	(49)
Villa Celina IV and V	—	23	—	44	1,728

Undeveloped parcels of land
Dique IV	—	—	—	—	12,310

Other
Av. de Mayo 701	—	—	—	—	3,109
Dock 5	—	—	394	—	—
Dock 6	—	—	140	—	—
Constitución 1159	—	—	1,988	—	—
Madero 1020	—	4,774	4,335	—	—
Madero 940	—	—	1,649	—	—
Other	—	233	204	58	—

	1,159	5,951	14,124	11,742	34,201

IRSA Inversiones y Representaciones Sociedad Anónima

5.	Key ratios as compared with the same period of the four previous years.

	September 30, 2004		September 30, 2003		September 30, 2002		September 30, 2001		September 30, 2000
Liquidity ratio
Current Assets	278,450	1,12	295.778	1,79	165.191	0,24	243.010	0,52	252.740	0,77

Current Liabilities	248,292		164.825		680.135		467.096		328.393

Indebtedness ratio
Total liabilities	769.960	0,77	816.858	1,03	914.106	1,56	506.667	0,51	552.023	0,46

Shareholders’ Equity	995.223		794.320		584.569		991.706		1.189.611

Solvency
Equity	995.223	1,29	794.320	0,97	584.569	0,64	991.706	1,96	1.189.611	2,16

Total liabilities	769.960		816.858		916.106		506.667		552.023

Freezen Capital
Non-Current Assets	1.938.325	0,87	1.766.683	0,86	1.789.380	0,92	1.385.889	0,85	1.616.159	0.86

Total Assets	2.216.775		2.062.461		1.954.571		1.628.899		1.868.899

6.	Brief comment on the outlook for the coming year.

See attached.

Comments on operations for the quarter ended September 30, 2004

The third quarter of the year seems to turn up as the one to experience the largest growth of 2004, bolstering an annual GDP increase close to 8%. The government’s expansive currency and fiscal policies have spurred activity levels, albeit with a word of warning on the risk of acceleration of domestic prices as aggregate supply reaction is slower than the pace of demand.

During the first half of 2004, lower internal private saving gave way to a strong increase in consumption and investment, a trend that keeps gaining foothold towards the second half of the year. Higher peso-denominated lending to the private sector, which is expected to rise even higher by year end, also adds up to this upsurge.

Private sector consumption improved during the quarter, particularly as concerns sales in supermarkets and shopping centers, reverting the downward trend of consumer confidence rates. The construction industry experienced a slight deceleration that is customary for this time of the year due to weather causes, although the increase in cement dispatch allows to predict its immediate resurgence.

Also in this period there was a substantial reduction in capital outflows, which also contributed to the increase in activity levels. This trend might be further boosted by a successful sovereign debt restructuring.

From a fiscal standpoint, the lower consolidated primary surplus estimated for the second half of the year implies a release of resources from the public to the private sector, which could be another factor to encourage economic growth.

The fourth quarter of 2004 could also show a satisfactory performance, with a growth bottom line of around 1% and a cumulative annual growth in activity levels of around 8%.

In this context, net income for the three-month period ended September 30, 2004 stood at Ps.17.2 million as compared to a Ps.15.2 million loss recorded during the same period of fiscal year 2004. This income may be explained as follows:

Operating income increased by 83%, from Ps.10.5 million in the first three months of fiscal year 2004 to Ps.19.1 million in the same period of fiscal year 2005, mainly reflecting higher sales, which grew 26% reaching Ps.70.9 million as compared to Ps.56.3 million. Contribution of the various segments to net sales was as follows: sales and developments Ps.1.4 million, offices and other rental properties Ps.4.3 million, shopping centers Ps.45.3 million and hotels Ps.19.8 million.

Net financing effects also contributed to the increase in net income, as they decreased from a Ps.19.3 million loss during the three-month period ended September 30, 2003 to a Ps.12.3 million loss during the three-month period ended September 30, 2004. The main cause of this increase was the lower depreciation of local currency against the dollar in the first quarter of fiscal year 2005 (-1%), as compared to the same period of 2004 (-4%), which had a smaller adverse impact on our liabilities, resulting in negative net exchange differences of Ps.2.5 million (loss) against Ps.14.0 million (loss). Contrastingly, results from financial operations decreased from Ps.10.0 million to Ps.3.2 million in the same quarter of the year 2005.

In addition, income from subsidiaries recorded a substantial increase, from a loss of Ps.0.2 million to an income of Ps.22.5 million in the periods considered, mainly due to the income recognized in the last quarter due to the equity valuation criterion of Banco Hipotecario S.A.

First quarter of fiscal year 2005 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the first quarter of fiscal year 2005, income from rental properties totaled Ps.4.3 million as compared to Ps.3.7 million in the same period of fiscal year 2004, mainly reflecting the increase in occupancy levels of our buildings.

Occupancy of our office buildings continues to recover, reaching 83% during the first three months of fiscal year 2005 as compared to 70% in the previous period.

The sustained rise in demand for rental space has led to a recovery in prices. Although we are still far from our historical highs of US$/m2 28.0 (for class A spaces recorded in 2000), there is a clear upward trend. We are thus analyzing the possibility of adding new spaces to our portfolio, by either building new projects or purchasing built areas with secure returns in top-quality areas.

Below is information on our office space as of September 30, 2004.

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area m2 (1)	Occupancy rate (2)	Monthly Rental Income Ps./000 (3)	Total rental income for the period ended September 30 of fiscal year Ps./000 (4)			Book Value Ps.000 (5)
					2005	2004	2003
Office
Intercontinental Plaza (6)	11/18/97	22,535	84%	422	1,326	1,078	2,236	64,793
Libertador 498	12/20/95	10,533	82%	241	720	547	635	42,484
Maipú 1300	09/28/95	10,325	92%	211	584	483	567	45,219
Laminar Plaza	03/25/99	6,521	95%	197	590	586	781	30,990
Madero 1020	12/21/95	787	27%	3	11	77	202	3,005
Reconquista 823	11/12/93	6,100	0%	—	—	—	—	17,652
Suipacha 652	11/22/91	11,453	45%	48	117	113	148	10,586
Edificios Costeros (Dique II)	03/20/97	6,389	100%	102	295	151	97	19,635
Costeros Dique IV	08/29/01	5,437	91%	117	199	149	289	20,038
Other (7)	—	3,403	100%	66	194	151	205	9,334

Subtotal		83,483	76%	1,407	4,036	3,335	5,160	263,736

Other Rental Properties
Commercial Properties (8)		4,062	97%	14	42	33	80	1,942
Other Properties (9)		33,329	100%	42	111	126	247	3,579

Subtotal		37,391	100%	56	153	159	327	5,521

Management fees					128	170	171

TOTAL OFFICES AND OTHER (10)		120,874	83%	1,463	4,317	3,664	5,658	269,257

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 09/30/04 were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Av. Madero 942, Av. de Mayo 595, Av. Libertador 602 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111 and Alsina 934 (through IRSA).
(9)	Includes the following properties: Thames and one unit in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues additionally include: In fiscal years 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers – Alto Palermo S.A. (“APSA”)

The information below corresponds to data included in the balance sheet of our shopping center operator subsidiary, Alto Palermo S.A., in which as of September 30, 2004 we had a 56.8% participation.

APSA’s net income for the three-month period was Ps.2.5 million, compared to the Ps.3.9 million loss recorded in the same period of the previous year. The results for the first quarter of fiscal year 2004 were adversely affected by the depreciation of the local currency against the U.S. dollar, which went from Ps.2.80 per US$ 1.00 to Ps.2.915 per US$ 1.00, generating negative exchange rate differences of Ps.5.2 million mainly on our dollar denominated debt then outstanding. Results for the first quarter of fiscal year 2005 reflect the higher net revenues recorded by the company.

Total revenues as of September 30, 2004 were Ps.45.4 million, 45.6% higher than for the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to adjust renewed leases and increase basic rental charges to lessees, along with the increase in revenues from our subsidiary Tarjeta Shopping.

Gross profit for the period achieved a significant increase of 86.2%, from Ps.14.3 million in the first quarter of fiscal year 2004 to Ps.26.5 million during the first quarter of fiscal year 2005. Approximately 90% of the company’s costs are depreciation of fixed assets. Thus, consolidated operating results for the period reported a profit of Ps.17.8 million compared to Ps.8.1 million in the same period of the previous year, an increase of 120.8%.

EBITDA1 (consolidated net income before interest, taxes, depreciation and amortization) for the three-month period totaled Ps.33.0 million, a 34.3% increase as compared to the EBITDA for the same period of the previous year.

[1]	EBITDA represents net income plus accrued interest charges, income tax, depreciation and amortization charges, results from permanent investments, third-party interests in controlled companies and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income. EBITDA is not regarded as a generally accepted accounting measure and should not be used as an indicator of financial or operating performance.

Tenant’s sales continued to increase, reaching Ps.377.2 million in the three-month period ended September 30, 2004, a 31% nominal increase from those in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have increased occupancy to 99%, even surpassing pre-crisis figures. The evolution of this variable not only shows an improvement in the business, but also the excellent quality of our shopping centers portfolio.

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, increasing the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

Moreover, the allowance for bad debts was zero during the quarter, and there was a Ps.0.6 million recovery of charges previously recorded.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

The favorable context and successful performance of the credit card business unit caused Tarshop S.A. to record an income of Ps.1.3 million for the first quarter of fiscal year 2005, a 171% increase compared to an income of Ps.0.5 million recorded in the same period of the previous year.

Net revenues had a significant increase of 71%, from Ps.6.5 million during the first quarter of fiscal year 2004 to Ps.11.2 million during this quarter. In addition, operating results increased 20% to Ps.1.0 million.

The credit portfolio including securitized coupons as of September 30, 2004 was Ps.106.0 million, 102% higher than the Ps.52.5 million portfolio as of September 30, 2003.

In the area of collections, short-term delinquency at September 30, 2004 continued its steady downward trend, reaching figures even lower than before the crisis. Three-month arrears was as low as 1.8% as of September 30, 2004.

Increase in interest in Mendoza Plaza Shopping

On September 29, 2004, our subsidiary APSA entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping center in the City of Mendoza. Through this purchase APSA’s equity interest will increase to 68.8%.

The shopping center has 37,152 square meters of gross leaseable area, 140 retail stores, sales per square meter of US$ 135 and an occupancy rate of 97%.

Notice of the transaction was given to the Antitrust Authorities. The transaction and the agreement are conditioned to the consent to be granted by such agency. After its approval, Mendoza Plaza Shopping will be the ninth shopping center managed by the company.

Opening of Alto Rosario Shopping

On Tuesday, November 9, 2004 we successfully opened Alto Rosario Shopping, with 99% of the units already leased.

The project involves three stages. The first stage is the construction of the mall, which features 123 retail stores, 40 stands with the best and most diverse offerings in the market and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area. The second stage will involve the opening of the Coto hypermarket, which is expected to occur in December 2004, and the third one includes the extension of the mall, the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, expected to open during the first quarter of 2005.

The shopping center offers diversified proposals according to the needs of the public, top-quality entertainment areas, first-line services and spaces. As in our other shopping centers, we will seek customer identification with our product.

The first stage required an investment of approximately Ps.55 million, that was fully financed with internally generated funds.

Below is information on our shopping centers as of September 30, 2004, according to IRSA’s financial statements.

Shopping Centers

	Date of Acquisition	Leasable area m2 (1)	Occupancy rate (2)	Total rental income for the three-month period ended September 30, of fiscal year Ps./000 (3)			Book Value as of 09/30/04 Ps./000 (4)
				2005	2004	2003

Shopping centers (5)
Alto Palermo	12/23/97	17,900	100%	8,146	6,558	6,235	224,523
Abasto	07/17/94	39,325	99%	7,806	6,074	4,905	208,678
Alto Avellaneda	12/23/97	27,451	99%	4,313	3,156	2,548	105,156
Paseo Alcorta	06/06/97	14,829	99%	4,328	3,461	2,599	68,122
Patio Bullrich	10/01/98	10,882	100%	3,797	2,796	2,527	120,073
Nuevo NOA Shopping	03/29/95	18,818	97%	806	587	488	29,181
Buenos Aires Design	11/18/97	14,488	98%	1,658	1,318	448	22,765
Fibesa and others (6)				3,366	1,065	658	18,566
Revenues Tarjeta Shopping				11,127	6,137	3,440	—

TOTAL SHOPPING CENTERS		143,693	99%	45,347	31,152	23,848	797,064

Projects in progress (5) (7)		20,000	N/A	N/A	N/A	N/A	64,917

TOTAL (8)		163,693	99%	45,347	31,152	23,848	861,981

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment in value, plus/less lesser/lower value generated by successive acquisitions of APSA.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the Rosario Project. On November 9, 2004 opened Rosario Shopping with an estimated leaseable area of 20,000 m2.
(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

For the three-month period ended September 30, 2004, the sales and developments segment recorded revenues of Ps.1.4 million, compared to Ps.6.0 million in the same period of the previous year.

This difference mainly reflects the lower availability of units for sale, as we expect to launch sales in our new projects during the next months.

Edificios Dique 3. In September 2004 we executed a swap and option agreement with DYPSA (Desarrollos y Proyectos Sociedad Anónima) in connection with lots 1c and 1e of Dique III in Puerto Madero to build under their sole responsibility two residential buildings of 37 and 40 floors. Under this agreement, lot 1c was exchanged for 28.50% of the total square meters to be built in the first tower, and a swap option was granted with respect to a second lot for 31.50% of the square meters to be built in the second tower. These transactions are secured by mortgages for US$ 8.03 million and US$ 10.8 million, respectively. Swaps are conditioned to the approval of the CAPM (Corporación Antiguo Puerto Madero). The second transaction will be also conditioned to meeting the deadlines set for the work Exhibit of the first tower.

Cruceros, Dique 2. This unique project in Puerto Madero, which targets the high-income residential market segment, has achieved 55% of progress. Pre-sale is expected to start by the close of November.

San Martín de Tours. Works in this project, which involves the construction of a top-quality “house style” residential complex, have already reached 11% of progress. The first stage of foundations and concrete structures of the ground floor has been completed. Pre-sale is expected to start by mid-November.

El Encuentro, Benavídez. As predicted, infrastructure works for this project have started.

Abril, Hudson, Province of Buenos Aires. During the quarter ended September 30, 2004, 4 lots of Abril Country Club were sold. All projected neighborhoods are being marketed and 95% of the lots have already been sold, with 5% remaining available for sale. There are 651 completed houses and 124 houses are under construction.

Below is a detail of property being developed by IRSA as of September 30, 2004.

Development Properties

	Date of Acquisition	Estimated cost/ Real cost (Ps.000) (1)	Area Intended for sale (m2) (2)	Total Units or lots (3)	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps.000) (5)	Accumulated sales as of September 30 of fiscal year (6) (Ps.000)			Book Value (Ps.000) (7)
								05	04	03
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	98%	70,028	—	—	29	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	100%	109,256	11	—	411	540
Torres Rosario (15)	—	—	—	—	—	—	—	—	—	—	15,414
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	—	1	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,626	—	—	—	33
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	47,467	—	—	814	—
Other (10)		50,196	23,900	184	N/A	99%	57,325	—	—	213	13

Subtotal		308,421	134,825	1,552	N/A	N/A	372,284	11	—	1,468	16,245

Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	94%	210,702	1,148	921	3,946	7,745
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	9,505	—	23	—	—
Other properties		—	—	—	0%	0%	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	234,159	1,148	944	3,946	7,788

Land Reserve
Puerto Retiro (9)	5/18/97		82,051		0%	—	—	—	—	—	46,381
Caballito	11/3/97		20,968		0%	—	—	—	—	—	19,898
Santa María del Plata	7/10/97		715,952		0%	—	—	—	—	—	124,882
Pereiraola (11)	12/16/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc. del Dique)	12/2/97		4,653		0%	50%	12,310	—	—	—	6,160
Benavidez	11/18/97		989,423		—	100%	11,830	—	—	—	—
Other (13)			3,527,493		—	—	—	—	—	—	77,935

Subtotal			6,640,170		N/A	N/A	24,140	—	—	—	297,131

Other
Hotel Piscis	9/30/02	5,231		1	100%	100%	9,912	—	—	—	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	—	—	—
Constitución 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	—	—	1,988	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	—	4,774	4,335	1,025
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	—	—	1,649	—
Dique 3 (12)	9/9/99	—	10,474	—	0%	—	—	—	—	—	25,979
Other Properties (14)		83,963	40,412	263	100%	91%	102,427	—	233	738	8,030

Subtotal		134,342	66,118	301	N/A	N/A	146,661	—	5,007	8,710	35,034

Subtotal		580,910	8,384,361	3,526	N/A	N/A	777,244	1,159	5,951	14,124	356,168

Management fees								251	33	147

TOTAL (16)		580,910	8,384,361	3,526	N/A	N/A	777,244	1,410	5,984	14,271	356,168

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio at March 31, 2003, adjusted for inflation until 02/28/03.
(8)	Through APSA.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.
(11)	Directly through IRSA and indirectly through Inversora Bolívar.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolívar S.A.) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517, Jerónimo Salguero 3133 (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Through Alto Palermo S.A.
(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment for the first three months of fiscal year 2005 was Ps.19.8 million, compared to Ps.15.5 million in the same period of the previous fiscal year.

During the first three months of fiscal year 2005 accumulated average occupancy rates in our hotels increased notably, reaching 70.6% as compared to 58.0% in the same period of the previous year. Rates also improved, with an average price per room of Ps.273.4 in this period as compared to Ps.266.0 in the previous period.

Below is information on our hotels for the three-month period ended September 30, 2004.

Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy % (1)	Avg. price per room Ps.(2)	Accumulated sales as of September 30, of fiscal year (Ps.000) (3)			Book value as of Sept. 30, 2004 (Ps.000)
					2005	2004	2003
Inter-Continental (4)	11/97	312	65	243	6,748	5,277	4,811	56,760
Sheraton Libertador (5)	3/98	200	82	212	4,387	3,061	2,505	37,362
Llao Llao (6)	6/97	157	67	412	8,663	7,201	6,338	30,882
Total		669	70.6	273.4	19,798	15,539	13,654	125,004

Notes:
(1)	Accumulated average in the period.
(2)	Accumulated average in the period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted for inflation up to 02/28/03.
(4)	Through Nuevas Fronteras S.A. (subsidiary of Inversora Bolívar S.A.)
(5)	Through Hoteles Argentinos S.A.
(6)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Exercise of warrants. On September 30, 2004, warrants issued by our company were exercised for a total of US$ 5.15 million par value, with US$ 5.0 million par value being exercised by Cresud, resulting in the issue of 9.45 million shares. Total proceeds from this transaction were US$ 6.18 million.

As of September 30, 2004, the amount of outstanding Convertible Bonds and warrants was US$ 87.1 million and US$ 87.7 million, respectively, while the number of outstanding shares totalled 258,252,533.

Below is a detail of the past, current and potential situation of the Convertible Bonds issued on November 14, 2002 under the laws of the state of New York, at a rate of 8% (payable every six months) and maturing on November 14, 2007, convertible at a price of US$ 0.545 per share of Ps.1.00 par value (1.8349 shares per Convertible Bond). The Convertible Bonds also have a warrant attached that allows its holder to purchase 1.8349 shares of Ps.1.00 par value at a price of US$ 0.654 each per Convertible Bond.

APSA: Conversion of Convertible Bonds. During this quarter the holders of APSA’s Convertible Bonds exercised their conversion rights. A total of 1,735,659 units of US$ 1 par value each was converted, giving rise to a reduction in debt for an identical amount, while 51,301,534 common shares of Ps.0.1 each were delivered in this regard.

Conversion amounts include conversions made by IRSA for a total of 1.2 million units, in line with its strategy of maintaining its interest in APSA, following dilution of its holding as a consequence of the conversions made by third parties.

Therefore, the amount of outstanding convertible bonds was reduced to US$ 47,329,751 while the number of shares of stock is now 778,983,790 and the corporate stock capital amounts to 77,898,379.

APSA: Improvement in the risk rating of structured debt. In October 2004, Fitch Argentina Calificadora de Riesgo S.A. further upgraded APSA’s Ps.85.0 million Notes to raBBB+. In this opportunity, the upgrading was based on “the cash flow generation capacity shown by the growth of its performance indicators, along with a conservative capital structure”, as some of the reasons explained by the rating agency in its report. On the other hand, Fitch Argentina Calificadora de Riesgo S.A. confirmed Alto Palermo S.A.’s common shares in Category 2.

APSA: Distribution of Dividends. On October 22, 2004, the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the distribution of Ps.17.9 million as cash dividends (Ps.0.22964 per share of Ps.1.00 par value or Ps.0.9186 per ADR) which will be made available as from November 17, 2004.

VI. Brief comment on prospects for the coming quarter

In the light of the favorable economic environment, we are already developing significant projects and planning interesting proposals for the future in all our business segments.

We expect to enlarge our office segment, taking advantage of the recovery in demand and prices. We intend to continue expanding our hotel business hand in hand with the growth of this industry, and are evaluating the purchase of new assets. The recent upsurge of the shopping center segment, which we expect will continue, makes it a very attractive proposal that adds even more value to our fine asset portfolio, and we thus plan to expand in this segment. We also continue making efforts to improve the quality of our existing offerings and to strictly meet the deadlines set for the Rosario project, and are considering the possibility of new investments. We are also evaluating several projects in our land reserves and the acquisition of new lands for development at attractive prices to add value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2004 and 2003 and the complementary notes 1 to 12 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the three-month periods ended September 30, 2004 and 2003, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As described in Note 1.6.i.) to the financial statements, as a result of the Company’s purchase of Banco Hipotecario S.A. and subsidiaries (BHSA) shares and the exercise of options (as further discussed in Note 16 to the consolidated financial statements), the Company changed its method of accounting for its investments in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investments in BHSA are accounted for under the equity method of accounting. The limited review report on the financial statements of BHSA as of September 30, 2004, dated November 8, 2004, includes an explanatory paragraph describing uncertainties which might affect BHSA. These uncertainties relate to the National government’s fulfillment of its obligations with BHSA represented by securities and other financing, and further the corresponding recoverable value of these assets held by BHSA, 99% of which are represented by government securities not included in the Argentine sovereign debt restructuring process. As of September 30, 2004, the investment in BHSA accounts for approximately 8% of the total assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of these investments.

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued a qualified report on September 7, 2004 regarding the circumstances indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them other than those indicated in point 3 above.

Limited Review Report (Continued)

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2004.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 103 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2004

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: November 19, 2004